[Pogo Letterhead]

August 25, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Registration Statement on Form S-4 filed by Pogo Producing Company

Ladies and Gentlemen:

Pogo Producing Company, a Delaware corporation (the “Company” or “Registrant”) is providing this letter to the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Registration Statement on Form S-4 (Registration No. 333-136926) (the “Registration Statement”) filed on behalf of the Registrant on or about August 25, 2006 under the Securities Act of 1933, as amended (the “Securities Act”).

1.             The Registration Statement relates to the registration of $450 million aggregate principal amount of the Company’s 7.875% Senior Subordinated Notes due 2013 (the “Exchange Notes”) to be offered in exchange for $450 million aggregate principal amount of the Company’s currently outstanding unregistered 7.875% Senior Subordinated Notes due 2013 (the “Outstanding Notes”) in an exchange offer (the “Exchange Offer”).

2.             The Registrant is filing the Registration Statement and undertaking the Exchange Offer in reliance upon interpretations set forth in no-action letters issued to third parties by the Staff of the Commission, including Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Mary Kay Cosmetics, Inc. (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and similar no-action letters (collectively, the “Prior No-Action Letters”).

3.             The Registrant has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer.  To the best of the Registrant’s information and belief, each person who participates in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.  In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff’s position enunciated in the Prior No-Action Letters or other interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, under Regulation S-K of the Securities Act.

4.             The Registrant will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

Very truly yours,

POGO PRODUCING COMPANY

By:	/s/ Michael J. Killelea
Michael J. Killelea
Senior Vice President, General Counsel and Corporate Secretary